ABRAXAS PETROLEUM CORPORATION

18803 Meisner Drive
San Antonio, Texas 78258
(210) 490-4788

August 23, 2017
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. N.E.
Washington, D.C. 20549

Attention: P.J. Hamidi

Re:	Registration Statement on Form S-3 (Registration No. 333-219873) filed by

Abraxas Petroleum Corporation on August 10, 2017

Gentlemen:

The Registrant filed a Registration Statement on Form S-3 (Registration No. 333‑219873) on August 10, 2017 (the “Registration Statement”).

The Registrant hereby requests that the effectiveness of the Registration Statement be accelerated to become effective on August 28, 2017, at 4:30 p.m.., Eastern Time, or as soon thereafter as practicable.
Very truly yours,

/s/ Geoffrey R. King
Geoffrey R. King
Vice President and Chief Financial Officer